082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

3 August 2010


10016167

SUPPL

Dear Sir

Please find enclosed copies of announcements made to the London Stock Exchange yesterday and today.

Yours faithfully,

Philip Davies
Assistant Company Secretary

8/18

Registered office as above
Registered number 185647 England

20/000677

100% post consumer waste recycled paper

RECEIVED
2010 AUG 17 P 12:27
[illegible] OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Darren Shapland

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Darren Shapland

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

Exercise of award and sale of shares under the J Sainsbury plc Long-Term Incentive Plan 2006.

9. Number of shares, debentures or financial instruments relating to shares acquired

81,151 shares acquired under the J Sainsbury plc Long-Term Incentive Plan 2006. 39,697 shares retained following the sale of 41,454 shares to cover income tax and NIC.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

41,454 shares sold to cover income tax and NIC.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

348.90 pence

14. Date and place of transaction

3 August 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

916,723 shares

16. Date issuer informed of transaction

3 August 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 3 August 2010

2 August 2010

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 July 2010 consists of 1,864,812,761 ordinary shares of 28 $^{4}/_{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,864,812,761.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information please contact
Hazel Jarvis +44 (0) 20 7695 6378
END

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

4 August 2010

Dear Sir

Please find enclosed copies of announcements made to the London Stock Exchange yesterday.

Yours faithfully,



Philip Davies
Assistant Company Secretary

J Sainsbury plc (the "Company")

RECEIVED
2010 AUG 17 P 12:27

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
03.08.10	Director/PDMR Shareholding
02.08.10	Total Voting Rights
23.07.10	Director/PDMR Shareholding
21.07.10	Director/PDMR Shareholding
21.07.10	Director/PDMR Shareholding
20.07.10	Director Declaration
16.07.10	Blocklisting Interim Review
15.07.10	Director/PDMR Shareholding
15.07.10	Director/PDMR Shareholding
14.07.10	Result of AGM
08.07.10	Director/PDMR Shareholding
07.07.10	Director/PDMR Shareholding
02.07.10	Holding(s) in Company
01.07.10	Total Voting Rights
28.06.10	Director/PDMR Shareholding
24.06.10	Director/PDMR Shareholding

22.06.10	Director/PDMR Shareholding
16.06.10	Director/PDMR Shareholding
16.06.10	Director/PDMR Shareholding
16.06.10	Trading Statement
09.06.10	Shareholder Documentation
08.06.10	Annual Financial Report
01.06.10	Total Voting Rights
28.05.10	Director/PDMR Shareholding
27.05.10	Director/PDMR Shareholding
21.05.10	Director/PDMR Shareholding
20.05.10	Director/PDMR Shareholding
13.05.10	Triennial Funding Agreement Announced
13.05.10	Final Results
04.05.10	Total Voting Rights
29.04.10	Director/PDMR Shareholding
01.04.10	Director/PDMR Shareholding
01.04.10	Total Voting Rights
29.03.10	Director/PDMR Shareholding
29.03.10	Director/PDMR Shareholding
26.03.10	Additional Listing
24.03.10	Trading Statement
09.03.10	Director/PDMR Shareholding
09.03.10	Director/PDMR Shareholding
04.03.10	Director/PDMR Shareholding
04.03.10	Director/PDMR Shareholding

03.03.10	Director/PDMR Shareholding
01.03.10	Total Voting Rights
18.03.10	Additional Listing
04.02.10	Director/PDMR Shareholding
04.02.10	Holding(s) in Company
01.02.10	Total Voting Rights
11.01.10	Director/PDMR Shareholding
07.01.10	Director/PDMR Shareholding
07.01.10	Trading Statement
06.01.10	Total Voting Rights
11.12.09	Director/PDMR Shareholding
10.12.09	Director/PDMR Shareholding
01.12.09	Total Voting Rights
26.11.09	Director/PDMR Shareholding
19.11.09	Holding(s) in Company
18.11.09	Director Declaration
16.11.09	Blocklisting Interim Review
13.11.09	Director/PDMR Shareholding
12.11.09	Director/PDMR Shareholding
12.11.09	Director/PDMR Shareholding
11.11.09	Interim Results
02.11.09	Total Voting Rights
02.11.09	Directorate Change
16.10.09	Director/PDMR Shareholding
07.10.09	Trading Statement

01.10.09	Total Voting Rights
28.09.09	Director Declaration
23.09.09	Director Declaration
17.09.09	Director/PDMR Shareholding
17.09.09	Director/PDMR Shareholding
17.09.09	Directorate Change
01.09.09	Total Voting Rights
20.08.09	Director/PDMR Shareholding
12.08.09	Director/PDMR Shareholding
04.08.09	Total Voting Rights
04.08.09	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

28.07.10	Form SH01 Allotment of shares
26.07.10	Written resolutions and Articles of Association
13.07.10	Annual Report and Accounts for the 52 weeks ended 20 March 2010
23.06.10	Form SH01 Allotment of shares
15.06.10	Form SH01 Allotment of shares
15.06.10	Form SH01 Allotment of shares
15.06.10	Form SH01 Allotment of shares
26.03.10	Form CH01 Director's change of particulars
18.02.10	Form CH01 Director's change of particulars
11.11.09	Form CC04 Statement of company's objects
09.11.09	Form TM01 Appointment terminated

04.11.09	Form AD03 Register(s) moved to SAIL address
27.10.09	Form AP01 Director appointed
18.10.09	Form AD02 SAIL address created
17.10.09	Written resolutions
26.09.09	Form 88(2) Allotment of shares
25.09.09	Form 88(2) Allotment of shares
25.09.09	Form 88(2) Allotment of shares
22.09.09	Form 88(2) Allotment of shares
11.09.09	Form 88(2) Allotment of shares
11.09.09	Form 88(2) Allotment of shares
10.09.09	Form 88(2) Allotment of shares
10.09.09	Form 88(2) Allotment of shares
25.08.09	Form 363a Annual Return
18.08.09	Form 88(2) Allotment of shares
18.08.09	Form 88(2) Allotment of shares
18.08.09	Form 88(2) Allotment of shares
12.08.09	Form 88(2) Allotment of shares
05.08.09	Form 88(2) Allotment of shares
03.08.09	Form 88(2) Allotment of shares
29.07.09	Form 88(2) Allotment of shares

3. Information provided to Shareholders and FSA

The following documents were sent/made available to shareholders on 9 June 2010:

- Annual Report and Accounts for the 52 weeks ended 20 March 2010;
- Notice of the 2010 Annual General Meeting;
- Amended Articles of Association; and
- J Sainsbury Employee Share Ownership Plan rules

Copies were also sent to the FSA.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary